UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB Number: 3235-0175 Expires: February 29, 2016 Estimated average burden hours per response 1.00

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: * Fidelity Oxford Street Trust II

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Address of Principal Business Office (No. & Street, City, State, Zip Code

245 Summer Street, Boston, MA 02210

Telephone Number (including area code): 617-563-7000

Name and address of agent for service of process:

Scott C. Goebel

245 Summer Street

Boston, MA 02210

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Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ X ] NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

* See footnote 1 to Item 1.

** See Instructions 4(b) and 4(f).

SEC 1102 (12-01)	Potential persons who are t o respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Boston and state of Massachusetts on the 27th day of September, 2013.

Fidelity Oxford Street Trust II
		By:	/s/Scott C. Goebel
Scott C. Goebel Secretary
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Attest:	/s/Marc Bryant
Marc Bryant Assistant Secretary